UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No: 001-12822
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BEAZER HOMES USA, INC. 401(k) PLAN
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Beazer Homes USA, Inc.
1000 Abernathy Rd
Suite 1200
Atlanta, Georgia 30328

REQUIRED INFORMATION
The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2009 and 2008, and the supplemental schedule as of December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan’s financial statements in registration statements on Form S-8 and Form S-3 under the Securities Act of 1933 is attached hereto as Appendix 2.
SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
BEAZER HOMES USA, INC. 401(k) PLAN
By:

/s/ Jennifer P. Jones	June 25, 2010
Jennifer P. Jones
Plan Administrator Beazer Homes USA, Inc.

/s/ Kenneth F. Khoury	June 25, 2010
Kenneth F. Khoury
Executive Vice-President and General Counsel Beazer Homes USA, Inc.

APPENDIX 1
Beazer Homes USA, Inc.
401(k) Plan
Financial Statements as of and for the Years Ended December 31,
2009 and 2008, Supplemental Schedule as of December 31, 2009
and Report of Independent Registered Public Accounting Firm

Beazer Homes USA, Inc.
401(k) Plan
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants in and Plan Administrator of
Beazer Homes USA, Inc. 401(k) Plan
Atlanta, Georgia
We have audited the accompanying statements of net assets available for benefits of Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 25, 2010

Beazer Homes USA, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Participant directed investments, at fair value	$68,061,848	$63,693,835
Receivables	155,794	330

Net assets available for benefits, at fair value	68,217,642	63,694,165
Adjustment from fair value to contract value for fully-benefit-responsive Stable Value Fund	223,287	752,620

Net assets available for benefits	$68,440,929	$64,446,785

See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Contributions:
Participants	$3,892,303	$6,879,847
Employer	1,193,433	1,615,154
Rollovers	111,311	239,217

Total contributions	5,197,047	8,734,218

Investment income (loss):
Interest and dividends	1,375,136	2,531,181
Net appreciation (depreciation) in fair value of investments	12,224,796	(31,987,094)

Net investment income (loss)	13,599,932	(29,455,913)

Distributions to participants	(14,789,979)	(15,860,976)
Administrative expenses	(12,856)	(8,912)

Net increase (decrease) in net assets available for benefits	3,994,144	(36,591,583)

Net assets available for benefits:
Beginning of year	64,446,785	101,038,368

End of year	$68,440,929	$64,446,785

See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”). The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility — All employees who have attained 21 years of age are automatically enrolled in the Plan at a contribution rate of 4% of his/her pretax eligible earnings on the first day of the month following the completion of 30 days of service. These contributions are initially invested in an age-based target retirement date investment fund. An employee has the option to change his/her contribution rate and investment election(s) at any time.
Contributions — Contributions to the Plan are comprised of salary deferral contributions by Plan participants, Company matching contributions, Company discretionary contributions, and rollovers from other plans. Non-highly compensated employees may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to a maximum of $16,500 ($22,000 for participants who are at least 50 years old) for the year ended December 31, 2009 and $15,500 ($20,500 for participants who are at least 50 years old) for the year ended December 31, 2008. There is an administrative limit on the salary deferral contributions of highly compensated employees equal to 8% of annual compensation on a pre-tax basis, up to a maximum of $16,500 ($22,000 for participants who are at least 50 years old) for the year ended December 31, 2009 and $15,500 ($20,500 for participants who are at least 50 years old) for the year ended December 31, 2008. In addition, the Company’s matching contributions are discretionary, but the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees. The Company did make such matching contributions for the years ended December 31, 2009 and 2008.
The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution. The Company did not make any additional discretionary contributions for the years ended December 31, 2009 or 2008.
Participant Accounts — Individual accounts are maintained for each Plan participant. Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses and administrative expenses, as applicable. The benefit to which a participant is entitled is the vested balance in their account.

Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.
Each participant may direct the investment of his or her account to the various investment options offered by the Plan, which includes a Company stock fund (see Note 6).
Vesting of Benefits — Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested

Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%
Amounts forfeited upon termination are used to reduce future Company contributions. At December 31, 2009 and 2008, forfeited non-vested accounts available to reduce future Company contributions totaled approximately $55,000 and $44,000, respectively. During the years ended December 31, 2009 and 2008 the Company’s contributions were reduced by approximately $0.4 million and $1.1 million, respectively, for forfeitures.
The participant salary deferral contributions are fully vested and non-forfeitable at all times.
Distributions — Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary may receive his or her vested interest in the Plan in the form of a lump-sum payment.
Participant Loans — A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months. Such loans bear interest at a fixed rate for the term of the loan, equal to the prime rate at the beginning of the month in which the loan is made plus 1% (4.25% and 4.25% at December 31, 2009 and 2008, respectively). The loan balance is collateralized by the participant’s account. Upon retirement or termination of the participant’s employment, distributions from a participant’s account are made net of the outstanding loan balance. The loans are repaid through salary withholdings over periods generally ranging from 1 to 5 years except that the repayment period for loans made for the purchase of a home may range from 1 to 10 years. These periods may be extended for leaves of absences due to military duty or disability.
Payment of Benefits — On termination of service, a participant with a vested balance greater than $1,000 in the plan may 1) elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account or 2) elect to leave his or her investments in the Plan until such time as the participant elects to receive such funds or the participant’s death.
Administrative Expenses — Administrative costs and expenses are generally paid by the Company, with the exception of miscellaneous charges for loans and distributions.

2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition — The Fidelity Managed Income Portfolio Fund is a stable value fund established under the Declaration of Trust for the Fidelity Group Trust for Employee Benefit Plans (the “Stable Value Fund”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Stable Value Fund will be able to maintain this value.
The Stable Value Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities and enters into “wrapper” contracts issued by third parties. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. Wrap contracts are not transferable, have no trading market and there are a limited number of wrap issuers. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations which may be affected by future economic and regulatory developments.
Investments, other than investments in the Stable Value Fund and participant loans, are stated at fair value based on quoted market prices in an active market. The Stable Value Fund is stated at fair value as determined by the issuer of the Stable Value Fund based on the fair value of the underlying investments and then adjusted to contract value as described above. Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period. The participant loans are valued at the outstanding loan balances, which approximates fair value.
In accordance with Accounting Standards Codification (“ASC”) No. 946-210-45-9-19 “ Fully Benefit Responsive Investment Contracts,” the Stable Value Fund is included at fair value in participant-directed investments in the Statements of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefit payments are recorded upon distribution.
3. Investments
The following table presents the investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	2009		2008
	Shares	Amount	Shares	Amount
Fidelity Managed Income Portfolio	12,231,485	$12,007,759	14,705,443	$13,952,823
Fidelity Contrafund	147,292	$8,584,202	173,736	$7,863,287
Fidelity International Discovery Fund	219,563	$6,663,735	275,631	$6,513,172
PIMCO Total Return Fund	452,209	$4,883,856	525,063	$5,324,141
Spartan U.S. Equity Index Fund	99,827	$3,936,190	**	**
American Beacon Large Cap Value Fund	230,305	$3,781,607	279,390	$3,662,815
Fidelity Balanced Fund	222,688	$3,643,174	279,397	$3,665,694

**	Investment represented less than 5% of the Plan’s net assets available for benefits at December 31, 2008.

Net appreciation (depreciation) in fair value of investments, including realized and unrealized gains and losses on investments, for the years ended December 31, 2009 and 2008 is comprised of the following:

	2009	2008
Beazer Homes USA, Inc. Company Stock Fund	$1,367,978	$(2,995,593)
Stock Purchase Money Market Account	34	—
Fidelity Managed Income Portfolio	7,247	(96,907)
PIMCO Total Return Fund	296,514	(292,566)
PIMCO Real Return Bond Advantage Fund	(1,775)	—
Morgan Stanley Mid Cap Growth	1,263,447	(2,099,245)
American Beacon Large Cap Value Fund	785,351	(2,776,367)
Goldman Sachs Mid Cap Value Fund	526,970	(1,130,370)
Wells Fargo Advantage Small Cap Value Fund	—	(778,012)
Allianz NFJ Small Cap Value Fund	248,414	49,578
Columbia Acorn Fund	676,594	(1,531,763)
Spartan U.S. Equity Index Fund	732,725	(2,015,885)
Fidelity Contrafund	1,872,582	(5,177,570)
Fidelity Balanced Fund	806,911	(2,019,819)
Fidelity International Discovery Fund	1,428,683	(5,767,372)
Fidelity Freedom Income Fund	38,634	(104,910)
Fidelity Freedom 2000 Fund	54	(629)
Fidelity Freedom 2005 Fund	7,346	(15,018)
Fidelity Freedom 2010 Fund	20,269	(152,598)
Fidelity Freedom 2015 Fund	191,609	(331,659)
Fidelity Freedom 2020 Fund	200,047	(690,634)
Fidelity Freedom 2025 Fund	509,034	(1,074,898)
Fidelity Freedom 2030 Fund	267,177	(625,253)
Fidelity Freedom 2035 Fund	226,517	(401,808)
Fidelity Freedom 2040 Fund	485,125	(1,290,551)
Fidelity Freedom 2045 Fund	99,030	(103,784)
Fidelity Freedom 2050 Fund	19,904	(20,943)
Fidelity Mid Cap Growth Fund	—	(187,447)
Self Managed Accounts	148,375	(355,071)

Total	$12,224,796	$(31,987,094)

4. Fair Value Measurements
On January 1, 2008, the Plan adopted ASC 820 “Fair Value Measurements and Disclosures,” which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
As required by ASC 820, the Plan’s assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan held no Level 3 assets as of December 31, 2009 or 2008. The following table sets forth by level within the fair value hierarchy the Plan’s investment assets at fair value, as of December 31, 2009 and 2008:

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds	$52,433,897	$—	$—	$52,433,897
Employer Securities	1,908,095	—	—	1,908,095
Self-Managed Accounts	606,425	—	—	606,425
Stable Value Fund	—	12,008,197	—	12,008,197
Participant Loans	—	1,105,234	—	1,105,234

Total investment assets at fair value	$54,948,417	$13,113,431	$—	$68,061,848

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$46,603,797	$—	$—	$46,603,797
Employer Securities	778,022	—	—	778,022
Self-Managed Accounts	608,311	—	—	608,311
Stable Value Fund	—	13,952,823	—	13,952,823
Participant Loans	—	1,750,882	—	1,750,882

Total investment assets at fair value	$47,990,130	$15,703,705	$—	$63,693,835

5. Federal Income Tax Status
Effective January 3, 2006, in connection with the change in trustees to Fidelity Management Trust Company (“Fidelity”), the Plan was modified to a Fidelity prototype plan with non-standard amendments. The prototype plan document used by the Plan is sponsored by Fidelity. Fidelity has received an opinion letter from the Internal Revenue Service (“IRS”), which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan as modified has not received a current determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
As soon as the Plan is procedurally eligible to do so under current IRC guidelines, the Plan’s management intends to request a determination from the IRS that the modified plan is qualified, and that the trust established under the modified plan is tax-exempt under the appropriate sections of the IRC.
6. Exempt Party-In-Interest Transactions
Party-in-interest investments held by the Plan included 394,120 shares and 492,091 shares of Beazer Homes USA, Inc. common stock at December 31, 2009 and 2008, with a fair value of approximately $1,908,000 and $778,000, respectively. There were no dividends earned on Beazer Homes USA, Inc. common stock for the years ended December 31, 2009 and 2008.
Investments in the Plan’s Beazer Homes USA, Inc. common stock fund were suspended effective December 7, 2007. Accordingly, a blackout period went into effect under the Plan during which Plan participants are unable to direct investments into the Beazer Homes USA, Inc. common stock fund. This blackout period began on December 7, 2007 at 4:00 p.m., Eastern Standard Time has made permanent by the Company’s Compensation Committee on August 6, 2009.
Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. Litigation
On April 30, 2007, a putative class action complaint was filed on behalf of a purported class consisting of present and former participants and beneficiaries of the Beazer Homes USA, Inc. 401(k) Plan. The complaint was filed in the United States District Court for the Northern District of Georgia. The complaint alleges breach of fiduciary duties, including those set forth in the Employee Retirement Income Security Act (ERISA), as a result of the investment of retirement monies held by the 401(k) Plan in common stock of Beazer Homes at a time when participants were allegedly not provided timely, accurate and complete information concerning Beazer Homes. Four additional lawsuits were filed subsequently making similar allegations and the court consolidated these five lawsuits. The consolidated amended complaint names as defendants Beazer Homes, our chief executive officer, certain current and former directors of the Company, including the members of the Compensation Committee of the Board of Directors, and certain employees of the Company who acted as members of the Company’s 401(k) Committee. On October 10, 2008, the Company and the other defendants filed a motion to dismiss the consolidated amended complaint. The court granted the defendants’ motion to dismiss on two of the plaintiffs’ five claims but allowed the plaintiffs to proceed with the three other claims. The Company intends to vigorously defend against these actions. The Plan is not a party to these matters.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements, at contract value	$68,440,929	$64,446,785
Adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	(223,287)	(752,620)

Net assets available for benefits per the financial statements, at fair value	68,217,642	63,694,165
Deemed distributions	(14,528)	(21,747)

Net assets available for benefits per Form 5500, at fair value	$68,203,114	$63,672,418

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2009 and 2008, to the Form 5500:

	2009	2008
Statement of Changes in Net Assets Available for Benefits:
Net increase (decrease) in net assets available for benefits per the financial statements	$3,994,144	$(36,591,583)
Change in adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	529,333	(582,144)
Change in deemed distributions	7,219	(7,247)

Net income (loss) per Form 5500	$4,503,696	$(37,180,974)

10. Department of Labor Audit
During November 2007, the U.S. Department of Labor (“DOL”) commenced an audit of the Plan’s records for the years ended December 31, 2007, 2006 and 2005. As of this Form 11-K issue date, the DOL has not provided any conclusions as to its audit and the Company is unable to predict the outcome of the audit or its impact on the Plan.
11. Subsequent Events
In accordance with ASC 855, the Company evaluated subsequent events through the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public
Accounting Firm)

Beazer Homes USA, Inc. 401(k) Plan
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of Investment,
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,		Current
(a)	Lessor, or Similary Party	Collateral, Par, or Maturity Value	Cost	Value

		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock, 394,120 shares	**	$1,907,542
*	Fidelity	Stock Purchase Money Market Account	**	553

		Beazer Homes USA, Inc. Stock Fund		1,908,095

		STABLE VALUE FUND:
*	Fidelity	Fidelity Managed Income Portfolio, 12,231,045 shares	**	12,007,759
*	Fidelity	Fidelity Retirement Money Market, 439 shares	**	438

		REGISTERED INVESTMENT COMPANIES:
	PIMCO Advisors	PIMCO Total Return Fund, 452,209 shares	**	4,883,856
	PIMCO Advisors	PIMCO Real Return Bond Advantage Fund, 16,971 shares	**	183,115
	Morgan Stanley	Morgan Stanley Mid Cap Grrowth, 124,335 shares	**	3,395,598
	American Beacon	American Beacon Large Cap Value Fund, 230,305 shares	**	3,781,607
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund, 77,875 shares	**	2,271,599
	Allianz	Allianz NFJ Small Cap Value Fund, 64,438 shares	**	1,491,751
	Columbia Funds	Columbia Acorn Fund, 95,905 shares	**	2,299,795
*	Fidelity	Spartan U.S. Equity Index Fund, 99,827 shares	**	3,936,190
*	Fidelity	Fidelity Contrafund, 147,292 shares	**	8,584,202
*	Fidelity	Fidelity Balanced Fund, 222,688 shares	**	3,643,174
*	Fidelity	Fidelity International Discovery Fund, 219,563 shares	**	6,663,735
*	Fidelity	Fidelity Freedom Income Fund, 33,301 shares	**	357,647
*	Fidelity	Fidelity Freedom 2000 Fund, 1 share	**	9
*	Fidelity	Fidelity Freedom 2005 Fund, 5,345 shares	**	53,611
*	Fidelity	Fidelity Freedom 2010 Fund, 15,681 shares	**	196,174
*	Fidelity	Fidelity Freedom 2015 Fund, 112,540 shares	**	1,172,670
*	Fidelity	Fidelity Freedom 2020 Fund, 114,434 shares	**	1,436,152
*	Fidelity	Fidelity Freedom 2025 Fund, 250,198 shares	**	2,599,562
*	Fidelity	Fidelity Freedom 2030 Fund, 111,927 shares	**	1,386,771
*	Fidelity	Fidelity Freedom 2035 Fund, 109,231 shares	**	1,120,707
*	Fidelity	Fidelity Freedom 2040 Fund, 331,343 shares	**	2,372,417
*	Fidelity	Fidelity Freedom 2045 Fund, 59,680 shares	**	505,486
*	Fidelity	Fidelity Freedom 2050 Fund, 11,745 shares	**	98,069

		OTHER:
*	Various	Self Managed Accounts	**	606,425

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 4.25% to 10.5%, and various maturity dates through January 2019	**	1,105,234

				$68,061,848

*	Party In Interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

APPENDIX 2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-91904, No. 33-116573 on Form S-8 and Registration Statements No. 333-94843 and No. 333-117919 on Form S-3 of our report dated June 25, 2010, relating to the financial statements and financial statement schedules of Beazer Homes USA, Inc. 401(k) Plan appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2009.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 25, 2010